# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC Group, Inc., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001313978

## Reporting persons
- Permit Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Permit Capital Enterprise Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Permit Capital GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John C. Broderick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: QVC Group, Inc.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, PA 19380

## Item 2. Person Filing
Name of person filing:
Permit Capital, LLC
Permit Capital Enterprise Fund, LP
Permit Capital GP, LP
John C. Broderick
Address of principal business office or, if none, residence:
Permit Capital, LLC
100 Front Street, Ste. 900
West Conshohocken, PA 19428

Permit Capital Enterprise Fund, LP
100 Front Street, Ste. 900
West Conshohocken, PA 19428

Permit Capital GP, LP
100 Front Street, Ste. 900
West Conshohocken, PA 19428

John C. Broderick
100 Front Street, Ste. 900
West Conshohocken, PA 19428
Citizenship:
Permit Capital, LLC is a Delaware limited liability company.
Permit Capital Enterprise Fund, LP is a Delaware limited partnership.
Permit Capital GP, LP is a Delaware limited partnership.
John C. Broderick is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Permit Capital, LLC: 0
Permit Capital Enterprise Fund, LP: 0
Permit Capital GP, LP: 0
John C. Broderick: 0

(collectively, the "QVCGA Shares").
Percent of class:
Permit Capital, LLC: 0%
Permit Capital Enterprise Fund, LP: 0%
Permit Capital GP, LP: 0%
John C. Broderick: 0.55%
Sole power to vote or to direct the vote:
Permit Capital, LLC: 0
Permit Capital Enterprise Fund, LP: 0
Permit Capital GP, LP: 0
John C. Broderick: 0
Shared power to vote or to direct the vote:
Permit Capital, LLC: 0
Permit Capital Enterprise Fund, LP: 0
Permit Capital GP, LP: 0
John C. Broderick: 0
Sole power to dispose or to direct the disposition:
Permit Capital, LLC: 0
Permit Capital Enterprise Fund, LP: 0
Permit Capital GP, LP: 0
John C. Broderick: 0
Shared power to dispose or to direct the disposition:
Permit Capital, LLC: 0
Permit Capital Enterprise Fund, LP: 0
Permit Capital GP, LP: 0
John C. Broderick: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Permit Capital, LLC: /s/ John C. Broderick, John C. Broderick, Partner (04/30/2026)
- Permit Capital Enterprise Fund, LP: /s/ John C. Broderick, John C. Broderick, Partner (04/30/2026)
- Permit Capital GP, LP: /s/ John C. Broderick, John C. Broderick, Partner (04/30/2026)
- John C. Broderick: /s/ John C. Broderick, John C. Broderick (04/30/2026)